EXHIBIT (A)(56)

April 16, 1999                                       CONTACT: Danny Gibbs
                                                     Office: 704/373-6680
                                                     24-hour: 704/382-8333


                 DUKE ENERGY ANNOUNCES INCREASE IN TENDER OFFERS
               FOR EMPRESA NACIONAL DE ELECTRICIDAD S.A. (ENDESA)


CHARLOTTE - Duke Energy (NYSE: DUK) today announced it would increase its tender offers for Empresa Nacional de Electricidad S.A. (Endesa) to 275 Chilean pesos per share and also increase the percentage of the outstanding shares of Endesa it is offering to purchase from 51 percent to 60 percent. The company is making the offers through its wholly owned subsidiary, Duke Energy International (DEI).

"This increase in our offers demonstrates our commitment to making Endesa a strong, independent energy company," said Bruce Williamson, president and chief executive officer of Duke Energy International. "Because of the higher percentage of shares Duke Energy is offering to purchase, if shareholders tender their shares to Duke Energy, they will collect nearly twice the amount compared to the recently announced Enersis offer. Furthermore, we are confident the remaining shares that will continue to be held by Endesa shareholders after Duke Energy successfully completes its offers will be of higher value as the company moves forward to invest in and grow Endesa."

In making the offers to acquire up to 60 percent of the shares of Endesa, Duke Energy is now offering to purchase up to 4,318,223,778 Endesa shares for 275 Chilean pesos per share in cash in an offer open to Chilean persons (the "Chilean Offer"). Concurrently, Duke Energy is offering to purchase up to 602,828,970 Endesa shares, including shares represented by Endesa's American

Depositary Shares (ADS) for 275 Chilean pesos per share (equivalent to 8,250 Chilean pesos per ADS) in cash. This latter offer is open to U.S. persons and other non-Chileans (the "U.S. Offer").

Duke Energy International will conduct the Chilean Offer through an auction (or "remate") to be held on the Bolsa Electronica de Chile. The remate will be held on Thursday, April 22, 1999.

"Chilean shareholders may tender their shares at any Banchile office this weekend to take advantage of the tremendous value this offer represents," said Williamson. "We have structured our tender offers to ensure that every Endesa owner can participate equally. Duke Energy International's offers are open to every shareholder at the same price and on the same terms."

Duke Energy will amend its U.S. Offer (including withdrawal rights) to reflect the modifications above and so that the offer will expire at midnight New York City time on April 29, 1999. As of midnight, April 15, 1999, approximately 28.4 million shares including those represented by the ADS, had been tendered in the U.S. Offer. An additional 356 million shares had been tendered in the Chilean Offer.

Duke Energy also reminds shareholders that it is a condition of Duke Energy's tender offers that at least 3,680,947,436 shares (representing 44.88 percent of

Endesa's outstanding shares) be tendered in the Chilean Offer and that this condition may not be met if shareholders tender their shares in the Enersis remate.

Duke Energy (NYSE:DUK) is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services. In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: www.duke-energy.com.